Exhibit 99.1

A2Z SMART TECHNOLOGIES CORP.

ANNUAL INFORMATION FORM

For Year Ended December 31, 2021

March 31, 2022

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TABLE OF CONTENTS

(continued)

Page

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	41

REGULATORY ACTIONS	41

LEGAL PROCEEDINGS	42

INTERESTS OF EXPERTS	42

TRANSFER AGENT AND REGISTRAR	42

MATERIAL CONTRACTS	42

AUDIT COMMITTEE	42

Audit Committee’s Charter	42
Composition of Audit Committee	42
Relevant Education and Experience	42
Audit Committee Oversight	43
Pre-Approval Policies and Procedures	43
Audit Fees	43

ADDITIONAL INFORMATION	43

EXHIBIT “A” AUDIT COMMITTEE CHARTER	1

EXHIBIT “B” CORPORATE GOVERNANCE DISCLOSURE	1

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Statements contained in this Annual Information Form (the “AIF”) that are not historical facts are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to:

●	the Company’s (as hereinafter defined) history of losses and needs for additional capital to fund the operations and the Company’s inability to obtain additional capital on acceptable terms, or at all;
●	the Company’s ability to continue as a going concern;
●	risks related to the COVID-19 pandemic;
●	the new and unproven nature of the Company’s products under development;
●	the ability to achieve customer adoption of the Company’s products;
●	the Company’s dependence on assets the Company purchased from a related party;
●	the Company’s ability to enhance the brand and increase market awareness;
●	the ability to introduce new products and continually enhance the Company’s product offerings;
●	the success of the Company’s strategic relationships with third parties;
●	information technology system failures or breaches of the Company’s network security;
●	competition from competitors;
●	the reliance on key members of the Company’s management team;
●	future litigation; and
●	the impact of the political and security situation in Israel on the Company’s business.

The foregoing list sets forth some, but not all of the factors that could affect the Company’s ability to achieve results described in any forward-looking statements. For additional factors, see section entitled “Risk Factors” in this AIF.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations (including negative variations) of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, including the following: the Company’s ability to generate revenue while controlling costs and expenses; the Company’s ability to manage growth effectively; the Company’s ability to adapt and develop solutions that keep pace with continuing changes in technology and customer needs; the ability to patent new technologies and protect intellectual property rights; and business and industry trends, including the success of current and future product development initiatives.

Although the Company has attempted to identify important factors that may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this AIF and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as may be required by law.

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All references in this AIF to “$” or “US$” means to the lawful current of the United States, to “CAD$” to the lawful currency of Canada and to “NIS” are to lawful currency of Israel.

THE COMPANY

Name, Address and Incorporation

The head office of A2Z Smart Technologies Corp. (“A2Z” or the “Company”) is located at 559 Briar Hill Avenue, Toronto, Ontario, Canada M5N 1N1. A2Z was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”). Under the BCBCA the Company is also required to have a registered and records office in British Columbia. The registered and records office of the Company is located at 1600 - 609 Granville Street Vancouver, British Columbia, Canada V7Y 1C3.

The Company’s website address is www.a2zas.com. The information contained on the Company’s website or available through the website is not incorporated by reference into and should not be considered a part of this AIF, and the reference to the website in this AIF is an inactive textual reference only.

Unless otherwise indicated, the disclosure contained in this AIF is current as of March 31, 2022.

As used herein, the term “Company” means individually and collectively, as the context may require, A2Z and its material subsidiaries.

The common shares of the Company (the “Common Shares”) trade on the TSX Venture Exchange (the “TSXV”) and the Nasdaq Stock Market LLC (“NASDAQ”) under the symbol “AZ”. The Common Shares are also listed on the Frankfurt Stock Exchange (the “FSE”) under the symbol “A23”.

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Corporate Structure

The following chart sets out all of the Company’s material subsidiaries as at the date hereof, their jurisdictions of incorporation and the Company’s direct and indirect voting interest in each of these subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

Business of the Corporation

The Company is an innovative technology company specializing in military technology and recently expanding into the civilian technology markets, including the application of the Company’s technology for “smart carts”.

The Company controls Cust2Mate Ltd (“Cust2Mate”), a technology-based company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” enabling shoppers to checkout automatically without having to unload and reload their purchases. There are two complementary products – one to prevent theft when using traditional shopping carts and another to increase efficiency when picking products to meet online orders. The product aims at enhancing the supermarket shopping experience, enabling shoppers to enjoy significant savings in time and reduce their overall purchase costs. The Cust2Mate product is being marketed throughout the world, with pilot testing programs in North and South America and the Middle East, and a roll out of the product in Israel.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military/security markets as well as development of related products for the civilian markets.

The Company continues the development of products for the automotive market. The main product is a system that enables a customer to insert a “capsule” into the fuel tank of a vehicle which suppresses combustibility of any remaining gasoline or gasoline fumes inside the vehicle’s gasoline tank in the event of a collision or exposure to heat and/or flames. This eliminates the possibility of a fire erupting as a result of a collision or exposure to heat and/or flames.

The Company also provides maintenance services to both external and in-house complex electronic systems and products.

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On February 3, 2022 the Company completed the Isramat Acquisition. The completion of the Isramat Acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

Three Year History

2019

The Company was incorporated under the laws of the BCBCA, on January 15, 2018 under the name ECC Ventures 1 Corp. (“ECC1”). On April 18, 2018, ECC1 completed its initial public offering on the TSXV, under the trading symbol “EONE.P”, by issuing 2,000,000 Common Shares at a price of CAD$0.10 per share for aggregate proceeds of CAD$200,000.

On September 11, 2019, the Company, its wholly owned subsidiary 1219054 B.C. Ltd (“Acquireco”) and A2Z Advanced Solutions Ltd (“A2ZAS”), a company incorporated in Israel, entered into an arrangement agreement (or the “Arrangement Agreement”), pursuant to which ECC1, through a court-approved plan of arrangement: (i) initially acquired 99.46% of the issued and outstanding ordinary shares of A2ZAS through Acquireco, with the remaining shares of A2ZAS (the “Remaining Shares”) being acquired following the receipt of regulatory approvals under Section 350 of the Israel Companies Law; (ii) completed a share consolidation of its Common Shares on a 1.4 to 1 basis; (iii) issued 41,690,578 post-consolidation common shares of ECC1 to the shareholders of A2ZAS; and (iv) changed its name to “A2Z Technologies Canada Corp.”

On December 16, 2019, Acquireco announced the completion of a non-brokered private placement of 1,000,000 subscription receipts (each, a “Subscription Receipt”) at a price of $0.50 per Subscription Receipt for aggregate gross proceeds of $500,000. Upon the satisfaction of the escrow release conditions, each Subscription Receipt automatically converted into Common Shares for no additional consideration. The offering of Subscription Receipts was completed in connection with the Company’s Qualifying Transaction with A2ZAS.

On December 18, 2019, the transactions contemplated by the Arrangement Agreement (except for the acquisition of the Remaining Shares) were completed. On the same day, the Common Shares commenced trading on the TSXV under the symbol “AZ”.

A2ZAS is the parent company of Advanced Military Solutions Ltd. (“A2ZMS”). A2ZMS was incorporated under the laws of the State of Israel in November 1998 under name Eligal Laboratories Ltd., as an engineering firm providing a cost-efficient solution for organizations to outsource maintenance of critical and sophisticated equipment. In 1992, Eligal Laboratories Ltd. expanded into the production of unmanned ground vehicle robotics as a second area of operations. In 2003, Eligal Laboratories Ltd. changed its name to Intelligent Robotics, Ltd., and in 2017, the name was changed once again to “Advanced Military Solutions Ltd.” During this time period, all sales were conducted in Israel and were focused on Israeli clientele.

In February 2019, A2ZAS completed the purchase of 80% of the share capital of AAI Advanced Automotive Innovations Inc. (“AAI”) by way of the issuance of 7,664,788 ordinary shares of A2ZAS and warrants to purchase 3,832,394 ordinary shares of A2ZAS, exercisable at a purchase price of $0.23333 per share and with a term ending on December 31, 2021. In connection with the Arrangement Agreement, the ordinary shares and warrants issued to the sellers of AAI were exchanged for shares and warrants of the Company. AAI holds the rights to a certain technology, by way of a patent application with the U.S. Department of Commerce, number 62/801,140 titled “Device and Methodology of Anti Inflammation Capsule, regarding a capsule, “Fuel Tank Inertia Capsule System” (“FTICS”), that can be inserted into automobile gasoline tanks in order to suppress combustibility of any remaining gasoline or gasoline fumes inside the gasoline tank in the event of a collision. The FTICS technology remains in development as of the date of this AIF.

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On December 30, 2019, A2ZAS entered into a call option agreement (the “Call Option Agreement”) with the Company’s Chief Executive Officer, Bentsur Joseph, pursuant to which Mr. Joseph granted A2ZAS a 10 year option (the “Call Option”) to purchase 66,000 ordinary shares of Cust2Mate, constituting 19% of Cust2Mate’s issued and outstanding share capital (on a fully diluted basis) for an aggregate purchase price of $66,000. On November 5, 2020, A2ZAS and Mr. Joseph entered into a share purchase agreement pursuant to which A2ZAS exercised the Call Option and acquired an additional 190,549 ordinary shares of Cust2Mate, together constituting 77.51% of the issued and outstanding shares of Cust2Mate (on a fully diluted basis) for an aggregate purchase price of approximately $1.56 million. The acquisition of Cust2Mate was completed on November 16, 2020 and as a result, Mr. Joseph no longer owns any securities of Cust2Mate.

2020

On January 30, 2020, the Company announced the issuance of 833,336 units of the Company (each, a “January Unit”) at a price of CAD$0.60 per unit for gross proceeds of CAD$500,001.60. Each January Unit consisted of one Common Share and one common share purchase warrant (each, a “January Warrant”), with each such January Warrant entitling the holder to acquire an additional Common Share at a price of CAD$0.65 until January 30, 2022. In addition, the Company announced that it has issued 92,493 Common Shares at a price of $0.726 per share, to Israel Morgenshtern (“Morgenshtern”) as consideration for services rendered by Morgenshtern to the Company.

On February 11, 2020, the Company announced that the Israeli Ministry of Defense (“IMOD”) awarded the Company a three-year contract for CAD$1.5 million that will be paid over the life of the contract. Under the terms of the contract, the IMOD will be leasing the Company’s products and equipment for which the Company is responsible for maintenance for the duration of the contract.

On March 4, 2020, the Company announced the Common Shares commenced trading on the FSE under the symbol “A23”.

On April 2, 2020, the Company announced the resignation of Robert Chisholm as Chief Financial Officer of the Company and the appointment of Gadi Levin as his replacement.

On April 29, 2020, the Company announced the issuance of 29,762 Common Shares to Waterside Capital Advisors Inc. (“Waterside”) and 200,341 Common Shares to Morgenshtern as consideration for services rendered by Waterside and Morgenshtern to the Company pursuant to the terms of consulting agreements. The Common Shares were issued to Waterside and Morgenshtern at deemed prices of $0.42 and $0.4405 per share, respectively.

On May 13, 2020, the Company announced the resignation of Scott Ackerman as a director of the Company and the appointment of Alan Rootenberg as his replacement.

On July 20, 2020, the Company changed its name to “A2Z Smart Technologies Corp.” to better reflect the Company’s business plan.

On August 4, 2020, the Company announced the Common Shares commenced trading on the OTCQX® Venture Market under the symbol “AAZZF”.

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On August 12, 2020, the Company announced that its Common Shares were granted DTC eligibility, increasing the ability to U.S. investors to trade the Common Shares.

On September 1, 2020, the Company was awarded a new contract for a one year term with the Israeli Defense Forces for service and maintenance for special logistical advanced technologies at a key and strategic base located in central Israel. Under the terms of the contract, the Company was granted exclusivity with respect to service as well as the supply of hardware and parts used in services.

On September 23, 2020, the Common Shares commenced trading on the OTCQX® Best Market under the symbol “AAZZF”.

On November 16, 2020, the Company announced the issuance of 13,350,460 units (each, a “February Unit”) at a price of CAD$0.625 per unit for gross proceeds of CAD$8,344,043. Each February Unit consisted of one Common Share and one common share purchase warrant (each, a “February Unit Warrant”), with each February Unit Warrant entitling the holder thereof to purchase one additional Common Share at a price of CAD$0.90 at any time prior to November 10, 2025.

On December 29, 2020, the Company announced the issuance of 4,099,894 units (each, a “December Unit”) at a price of CAD$0.625 per unit for gross proceeds of CAD$2,562,434. Each December Unit is comprised of one Common Share and one common share purchase warrant (each, a “December Unit Warrant”), with each December Unit Warrant entitling the holder thereof to purchase one additional Common Share at a price of CAD$0.90 at any time prior to December 24, 2025.

2021

On February 17, 2021, the Company announced the appointment of Rafael Yam as Chief Executive Officer of Cust2Mate.

On February 19, 2021, the Company announced the appointment of Yonatan de Jongh to the board of directors of the Company (the “Board”).

On March 13, 2021, the Company announced that A2ZMS, has received a new contract from the government of the State of Israel. The contract, valued at up to $1.5 million, is a multi-year (four to five years) service and maintenance contract with the Ministry of Internal Security - the Israeli Prison Service.

On April 9, 2021, the Company completed a private placement of units (each, an “April Unit”) for aggregate gross proceeds of $1,804,170, with each April Unit consisting of one Common Share and one common share purchase warrant (each, an “April Unit Warrant”). Each April Unit Warrant entitles the holder to acquire one additional Common Share at a price of $3.68 per share until April 14, 2023.

On June 3, 2021, the Company completed a private placement of units (each, a “June Unit”) for aggregate gross proceeds of $8,850,028, with each June Unit consisting of one Common Share and one common share purchase warrant (each, a “June Unit Warrant”). Each June Unit Warrant entitles the holder to acquire one additional Common Share at a price of $3.68 per share until May 28, 2023.

On June 8, 2021, the Company announced the retention of Institutional Marketing Services, Inc. (dba IMS Investor Relations) (“IMS”) to develop and execute a comprehensive investor relations and financial communications program. IMS was retained for a period of six months, after which the contract will continue on a month-to-month basis, and will be compensated CAD$8,000.00 per month.

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On July 27, 2021, the Company announced a pilot program for its Cust2mate smart carts with one of Mexico’s leading grocery store chains, operating more than 250 stores. The 60-day pilot program will employ 20 Cust2Mate smart carts at one of the chain’s flagship stores in Mexico.

On August 12, 2021, the Company announced it has set August 19, 2021 as the effective date for a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for each three (3) pre-consolidation Common Shares (the “Consolidation”).

On September 14, 2021, the Company announced that it signed an agreement with Flex Ltd. (Nasdaq: FLEX), a global diversified manufacturer, for the production of its Cust2Mate smart carts for the retail industry.

On September 22, 2021, AZ announced that it signed a distribution agreement with IP Retail SRL for the promotion, distribution and service of the Company’s Cust2Mate Smart Shopping Carts throughout Italy.

On September 30, 2021, the Company announced that it signed a sales partnership agreement with Tulik Sky Enterprise Ltd to support the Company’s expansion in North America of its Cust2Mate smart cart.

On October 7, 2021, the Company announced a pilot program for its Cust2mate smart carts with Morton Williams Supermarkets, a leading upscale grocery store chain, operating 16 stores in the New York metropolitan area. The 60-day pilot program will employ 50 Cust2Mate smart carts at two of the chain’s locations.

On October 14, 2021, the Company announced that it has signed a partnership agreement with Conect Are Us for the sales, distribution and service of the Company’s Cust2Mate Smart Shopping Carts throughout Spain.

On October 27, 2021, the Company announced the resignation of Gadi Levin as Chief Financial Officer of the Company. Concurrently, the Company announced the appointment of Amir Benkel as Mr. Levin’s replacement.

On December 7, 2021, the Company announced a pilot program for its Cust2mate smart carts with Evergreen Kosher Market, a chain of kosher supermarkets in New York and New Jersey.

2022

On January 5, 2022, the Common Shares commenced trading on NASDAQ.

On January 17, 2022, the Company announced that it entered into a share purchase agreement (the “SPA”) to acquire all of the issued and outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts (the “Isramat Acquisition”). The Isramat Acquisition vertically integrates certain manufacturing capabilities for the production of the Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth. As consideration for the acquisition of Isramat, the Company paid an aggregate acquisition price of NIS 9.3 million (approximately US$2.989 million) (the “Consideration”). NIS 2.8 million (approximately US$0.9 million) of the Consideration will be paid in cash and the remaining Consideration in the amount of NIS 6.5 million (approximately US$2.089 million) will be paid through the issuance to the shareholders of Isramat (the “Isramat Shareholders”) of 273,774 Common Shares (the “Acquisition Shares”) at a deemed price per Acquisition Share of US$7.6311 (CAD$9.5247) (the “Equity Consideration”). The SPA also provides that in the event that the aggregate proceeds received by an Isramat Shareholder from the sale of its Acquisition Shares during the lock-up period (the “Lock-up”), together with the value of its unsold Acquisition Shares as of the end of such period, is lower than its pro rata portion in the Equity Consideration, A2Z will pay the difference in cash to such Isramat Shareholder. The Acquisition Shares will be subject to the Lock-up and shall be released as follows: (i) during the first six months following signing of the SPA (but in any event not prior to four months and one day following the issuance of the Acquisition Shares), the holders of the Acquisition Shares will not be allowed to sell or otherwise transfer any of the Acquisition Shares, (ii) during each of the 20 months following the 6-month period detailed above, each Isramat Shareholder will be entitled to sell or otherwise transfer up to 1/20 of his pro rata portion of the Acquisition Shares, subject to applicable securities laws, and (iii) following the lapse of 26 months following the signing of the SPA, each Isramat Shareholder shall be entitled to freely trade its Acquisition Shares. The Isramat Acquisition subsequently closed on February 3, 2022.

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On February 10, 2022, the Company announced that it launched a pilot program for its Cust2Mate smart carts with Chedraui, the third largest retailer in Mexico, operating more than 250 stores as well as operating stores in California, Arizona, New Mexico, and Nevada under the name “El Super”.

On February 23, 2022, the Company announced that signed a partnership agreement with Cardknox, a Fidelity Payments company and leading developer-friendly omnichannel payment platform for the integration of its seamless payment solutions to the Cust2Mate smart cart.

On March 15, 2022, the Company announced the resignation of Amir Benkel as Chief Financial Officer of the Company. Concurrently, the Company announced the re-appointment of Gadi Levin as Mr. Benkel’s replacement.

Significant Acquisitions

The Company did not complete any “significant acquisitions” (as such term is defined under National Instrument 51-102 – Continuous Disclosure Obligations) during the fiscal year ended December 31, 2021.

BUSINESS DESCRIPTION

Business Overview

The Company is an innovative technology company specializing in military technology and recently expanding into the civilian technology markets, including the application of the Company’s technology for “smart carts”. The Company has four main business lines: (i) the development and commercialization of retail automation solutions, in particular for large grocery stores and supermarkets; (ii) the development of the Company’s FTICS technology for the military and civilian automotive industry; and (iii) the provision of maintenance services utilizing the application of advanced engineering capabilities to the Israeli military/security markets and governmental agencies in Israel and the production of unmanned remote-controlled vehicles and energy power packs for the Israeli military; and (iv) manufacturer of precision metal parts.

Historically, the Company’s revenues were principally generated from the maintenance services that are provided to the Israeli military/security market. The Company’s products, which have historically been sold to the Israeli military/security markets, include unmanned remote-controlled vehicles of various sizes and capabilities designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs, all of which are fully commercialized for military use.

The Company is now focusing its attention on its Cust2Mate division and aims to become the leading mobile checkout system in the international market, providing the optimum solution which simultaneously meets the compelling needs of both shoppers and supermarket retailers.

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The Company delivers its traditional services and products with 19 employees as at December 31, 2021. The Company’s Cust2Mate division has 38 employees and the Company’s recently acquired subsidiary, Isramat, has 44 employees.

In November 2020, the Company acquired 77.5% of Cust2Mate. The primary product of Cust2Mate is the Cust2Mate system, which incorporates a “smart cart” enabling shoppers to checkout automatically without having to unload and reload their purchases.

The Company is seeking to adapt certain of its military grade products and knowhow to the civilian market. The Company is also developing the FTICS, a patented 3-part system that is designed to suppress combustion of fuel and deploy in the event of a vehicle collision.

Cust2Mate Retail Automation Solutions

Cust2Mate aims to become the leading mobile checkout system in the international market, providing the optimum solution which simultaneously meets the compelling needs of both shoppers and supermarket retailers.

The primary product of Cust2Mate is the Cust2Mate system, which incorporates a “smart cart” enabling shoppers to checkout automatically without having to unload and reload their purchases.

Cust2Mate is a highly innovative end-to-end solution that aims at enhancing the supermarket shopping experience, enabling shoppers to enjoy significant savings in time and reduce their overall purchase costs. It creates business intelligence as to shoppers’ in-store behavior and can be used to create personalized experiences for the consumer with the goal of driving revenue, enhancing shopper loyalty to the retailer and creating a better shopping experience for the consumer, using proprietary data gathering technology leading to adaptive changes in the traditional shopping marketplace, utilizing safe and secure connectivity services, either on the customer’s intranet or via a secure cloud based third party solution and a smart agent to help retailers manage their stores at all operating levels and to learn and predict likely outcomes of sales/coupon and special offers targeted to the individual store or consumer.

The Company is currently building a manufacturing line and its marketing and sales team to penetrate into other supermarkets and other relevant retail operations both in Israel and abroad.

The Cust2Mate system comprises hardware and software:

●	Hardware – Smart Cart, wifi system, Exit Gate.

●	Software – multiple components which are easily integrated with retailer’s existing management systems.

The key components of the Smart Cart are:

●	Barcode Readers – each cart is equipped with a state-of-the-art barcode reader.

●	Image recognition – dedicated technology detects the exact product by accurate recognition of labels, shape and/or other unique identification marks on the product.

●	Mobile Point of Sale – utilizing card reader so that payment is made on the cart rather than at the checkout.

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●	Advanced Highly Accurate Secured Scale – integrated into the base of the cart – providing accurate weight measurement of each product placed in the cart, being part of a three-stage verification of barcode, image recognition and weight to ensure that the shopper is charged for all products in the cart.

●	In-store Navigation – enabling the shopper to find the required items in the minimum time and provide analytics to retailer on shopper’s location and movement in store.

●	Advanced App – facilitates the system functionality including entry/download of the shopping list, shopping history, business intelligence, big data, advertising on the tablet and on the shopper’s PC and/or smart phone.

●	Shopping Process – products are charged for after legal identification via the combination of components installed on the Smart cart and after receiving final confirmation of the whole process by the Cust2Mate central software system.

●	Video Recording – the complete shopping process inside the cart is video recorded on the tablet and uploaded to the system database on a central server.

●	Smart Gate – a system which prevents the exit of shopping carts from the store prior to full payment having been made. It uses in-store radio frequency identification to identify either smart carts or regular shopping carts and to check that the shopper has paid for the products in the cart. Each shopping cart is tagged. When the shopper approaches the checkout, the system recognizes the tag, and the shopper will not be able to open the Smart Gate until the system confirms that the bill has been paid.

In addition, Cust2mate has also developed two complimentary products: one product to prevent theft when using traditional shopping carts, and another product aimed at increasing efficiency when picking products to meet online orders.

Maintenance Service, Unmanned Ground Vehicles and Energy Storage Power Packs

Maintenance Services

The Company’s core business is the provision of maintenance services utilizing the application of advanced engineering capabilities to the Israeli military/security markets and governmental agencies in Israel. The Company’s customers include the Israel Defense Forces, the Israeli Police, Israel Railways and the Israel Electric Company. Maintenance services provided to these customers include maintenance of technological systems and electrical and electronic equipment, maintenance of refrigeration systems, and maintenance of power supplies.

The Company’s maintenance staff is composed of experienced engineers and support technicians. The Company’s reputation has given them the ability and opportunity to become a service and maintenance provider. The Company takes pride on providing maintenance and calibration services to both external and in-house complex systems and products.

Unmanned Ground Vehicles

Unmanned Ground Vehicles (“UGV”) are increasingly used in tasks which are hazardous to human health, dangerous, or repetitive for extended periods of time. In addition to military use, many commercial industries have successfully made use of robotic technology in well-structured ground environments such as manufacturing and in semi structured environments such as automated agriculture. There is also extensive use of UGVs in the relatively uncluttered environments of air and sea operations.

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The Company’s UGVs have real world applications that save lives and have been sold to various divisions within the Israeli security community. The unmanned bomb disposal units allow for trained personnel to get an up-close view (with the aid of sensors, cameras and monitors) of suspected packages to determine if the packages contain explosive devices. If upon examination a package is discerned to be an explosive device, the bomb disposal UGV has robotic arms that can lift the device and bring it to a safe area where it can be disposed. Similarly, the firefighting UGVs can access areas dangerous to firefighters and provide remote extinguishing abilities.

UGV products that the Company has historically sold include the following:

(a) Fire Fighting Unmanned Robot

The Company’s firefighting unmanned robot is a double tracked, unmanned and user-friendly robot which is operated from remote locations and can operate under hazardous conditions including extreme high temperatures and inside unsafe buildings. The robot is equipped with firefighting capabilities. The weight of the unit is 940 kg. Other dimensions are: length of 162 cm, width of 114 cm and height of 138 cm. Its maximum speed is four km/hr.

(b) Unmanned Robotic Bulldozer

The Company’s unmanned robotic bulldozer is a double tracked, unmanned and user-friendly robot which is operated from remote locations and can operate under a variety of circumstances and can perform a range of accurate engineering tasks including hazardous material handling, toxic waste removal, disaster relief, logistics support, mining and tunnel operations and other high-risk civilian tasks. The unit has one-and-a-half tonne lifting capabilities as well as two-and-a-half-tonne push capabilities. The engine is a 57-horsepower output. The Front Runner weighs 3,800 kg. Other dimensions are: length of 270 mm, width of 300 mm and height of 135 mm.

(c) Unmanned Bomb Disposal Robot

The Company’s bomb disposal robot is a small but tough unmanned robot. This model can climb stairs, go under vehicles and roll through open and enclosed spaces. The product can work for up to two hours before requiring a recharge. The maximum range for operation is 850 feet. Other dimensions are: length of 94 cm, width of 60 cm and height of 30 cm and a weight of 100 kg.

Each UGV consists of a platform, operator control unit, communications and job specific hardware. The platform includes the motors, drive train, power source, and structural components. The platform could be a specially designed robot or a standard military or commercial vehicle. The operator control unit allows the user to control the robot and is made of durable waterproof materials, has its own battery source, and can operate under difficult and severe environmental conditions. The control unit allows two-way communication with the robot, that is, it enables the operator to send instructions to the robot, as well as receive information back from the robot such as real-time video pictures, battery status, traveling speed, and temperature. The communication system provides the clear transmission of data (operator instructions, video images, etc.) at the robot’s operating range. Most robots use wireless radio frequency communication as the primary mode of communication, although some robots use a fiber optic cable. The hardware attached to the UGV enable the robot to carry out its primary mission. Tools may include a manipulator with adequate reach and freedom, camera, disrupter, x-ray detector and various sensors and weapon systems. The Company designs and produces the operator control unit and the communication devices for the UGVs, inhouse. When a customer requests a complete UGV, the Company outsources the UGV’s platform, tools and sensors to third party manufacturers.

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The Company is in the process of adapting its UGV products for civilian use.

Energy Smart Power Pack

Generators provide an ancillary source of power for buildings or individuals to allow systems and appliances which require electricity to continue operating in the event the user does not have access to conventional power. Generators are used for powering hospitals, homes, farms, and business areas, as well as to provide power for rural places. Traditionally, generators are the combination of an electrical generator and an engine to form a single unit of power supply. The generator unit includes a fuel supply, a speed governor, a voltage regulator, lubrication system, and cooling and exhaust systems. They come in a variety of styles and models. They may run on gas, natural gas, propane, they even come as a hybrid dual-fuel power. Their sizes range from very small that can supply few hundreds of watts and are portable, to large turbine plants.

As technology has improved, energy has been able to be stored in batteries and can be accessed on an as needed basis. As batteries are used, they drain of energy and must be re-powered. The amount of power that can be stored, the duration of time that power can be stored, the length of time required to restore energy to 100% capacity has been undergoing radical changes over the last half century.

The Energy Smart Power Pack is a unique portable smart energy package, originally developed by the Company for the Israel Home Front Command, that can easily be carried and deployed in the field. The portable energy pack generates 500 watts of power and 33 amperes with a charge time of three hours. It can be charged via a standard wall outlet or a cigarette port. The unit weighs 10kg and has a casing that has passed the rigorous testing of the IDF.

Automotive Products

The Company is developing a patented 3-part system, known as FTICS, that is designed to suppress combustion of fuel and deploy in the event of a vehicle collision. The Company also holds a patent to a vehicle cover device that is designed to protect automobiles from the elements while the vehicle is¬ not in use.

Fuel Tank Inertia Capsule System

The Company is currently developing the FTICS (patent pending by the United States Patent and Trademark Office) that is designed to neutralize the flammability of the contents of a fuel tank. In the form of a system, FTICS enables a customer to insert a “capsule” into the fuel tank that suppresses combustibility of any remaining gasoline or gasoline fumes inside the fuel tank in the event of a collision. The FTICS is connected to a controller and sensors and lays dormant until sensors detect a collision, at which point the contents of the capsule are released rendering existing gasoline and fumes non-flammable.

The majority of the product development work (FTICS - engineering, electronics, electro-mechanics, sensory, programming and algorithms; and smart car cover – programming, electro-mechanics, power supply, charging, and heating components) is being conducted in-house. Certain aspects of mechanical and chemical engineering and testing for the FTICS, is completed by external third-party contractors. Componentry is locally sourced in Israel and readily available.

The Company is planning to commence testing the FTICS in a pilot program with the Israeli military and plan to use the results of the pilot to initiate trials with automobile manufacturers.

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Vehicle Device Cover

The Company holds a patent granted by the United States Patent and Trademark Office in 2017 for an automobile cover that is attached to the vehicle and when deployed the cover extends over the entire body of the automobile to offer easy protection from the elements and prevent snow from building up. This cover is designed to protect cars from ice, sleet, snow and sun. The Company’s product development efforts in the automotive market are currently focused on the FTICS.

Isramant

Isramat is a manufacturer of precision metal parts, and operates a 5,600 square foot manufacturing facility in Holon, Israel. Isramat’s plant is located in Holon industrial zone and includes more than 50 Swiss-type machines. Isramat combines professional human resources and advanced technology, thus providing customers with manufacturing expertise in the field of automatic and computer numerical controlled machining.

Competition

The Company operates in a competitive environment for most of its service offerings, technology and products. Competition is based on product and service performance, price, reputation, reliability, life cycle costs, overall value to the customer, responsiveness to customer requirements and the ability to respond to rapid changes in technology. In addition, the Company’s competitive position sometimes is affected by specific requirements in particular markets.

The Company competes in the following markets, based on how the Company categorizes its core products and services:

(a) Maintenance Services

The Company competes with a variety of companies that offer maintenance services to the Israeli military/security markets and governmental agencies in Israel including: the Israel Defense Force; Ministry of Defence; Prime Minister’s Office; Israel Electric Company; and Israel Railways Ltd.

(b) UGVs and Energy Source Packs

A variety of companies around the world currently manufacture UGVs and energy source packs for use in military and law enforcement including several large, integrated defense contractors such as Foster-Miller Inc, Remotec Inc. (a subsidiary of Northrop Grumman), OAO Robotics, a division of Manit Group Inc (which was acquired by Lockheed Martin in 2001) and Teledyne FLIR LLC.

(c) FTICS

The Company is not aware of any competitors to its FTICS system.

Retail Automation Solutions

The Company is aware of a variety of companies providing check-out free systems including: Amazon Go; Trigo; Caper; and Grabango Co.

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Many of the Company’s competitors, either alone or through their strategic partners, have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than the Company has and significantly greater experience and infrastructure in the research and development of products, and commercializing those products around the world. As a result, the Company may have difficulty maintaining its market share, and the Company may be unable to attract customers and partners on terms the Company considers acceptable.

Research and Development

For the year ended December 31, 2021, the Company incurred approximately $3,222 of research and development expenses. For the year ended December 31, 2020, the Company incurred approximately $418,000 of research and development expenses.

Intellectual Property

General

The Company’s intellectual property and proprietary technology are important to the development, manufacturing, and sale of its current and future pipeline products. The Company seeks to protect its intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secret laws, non-disclosure and confidentiality agreements and other contractual arrangements with its employees, consultants, partners, suppliers, customers and others. The Company primarily relies on its own research and development efforts to enhance and develop its technology and products.

Patents

To date, the Company has been granted a total of one patent (GB1500007.8 in Great Britain “Vehicle cover device”) and have one pending national phase applications (International Patent Application PCT/IL2020/051000 “Engine’s anti-combustion method”).

The Company submits applications under the Patent Cooperation Treaty, or PCT, an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application cannot be issued as a patent, it allows for the applicant to seek protection in any of the member states through national-phase applications. National phase applications are examined by the allocable authorities in each member state in which the Company elects to file an application. In addition, during the national phase under the PCT, the Company can also elect to file an application in Europe, in which case the Company will not be required to file a separate state specific application for each member state in Europe, until such time as the European application is granted a patent, whereupon state specific validations may subsequently be selected.

Absent patent-term extensions, several key patents and pending patent applications are nominally set to expire between 2035 and 2040 in Great Britain and other foreign jurisdictions. The Company cannot be sure that any of its patents will be commercially useful in protecting its technology. Moreover, while the Company’s policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to its business have been rapidly developing in recent years. Additionally, patent applications that the Company may file or license from third parties may not result in the issuance of patents, and the issued patents and any issued patents that the Company may receive in the future may be challenged, invalidated or circumvented. If third parties prepare and file patent applications that also claim technology to which the Company has rights, the Company may have to partake in proceedings to determine priority of invention, which could result in substantial costs to the Company, even if the eventual outcome is favorable to the Company..

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Other

In addition to patent protection, the Company also relies on trade secrets, including unpatented know-how, technology innovation, technical specifications and other proprietary information, as well as trade names, trademarks and service marks and non-disclosure and confidentiality agreements and other contractual arrangements with its employees, consultants, partners, suppliers, customers and others in attempting to develop and maintain its competitive position.

Government Regulation

The Company is subject to a variety of laws and regulations in Israel and abroad that involve matters central to its business, including the following:

Government Contracting Regulations

The Company operates under laws, regulations, administrative rules and other legal requirements governing defense and other government contracts in Israel. Some of these legal requirements carry major penalty provisions for non-compliance, including disqualification from participating in future contracts. In addition, the Company’s participation in governmental procurement processes in Israel is subject to specific regulations governing the conduct of the process of procuring defense and homeland security contracts, including increasing requirements in the area of cyber production, information assurance and supply chain assurance.

Israeli Export Regulations

Israel’s defense export policy regulates the sale of its military products. Current Israeli policy encourages exports to approved customers of defense systems and military products such as the Company’s, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities. The Company also must receive a specific export license for defense related hardware, software and technology exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market).

Approval of Israeli Defense Acquisitions

The Israeli Defense Entities Law (Protection of Defense Interests), 5766 - 2006 (the “Israeli Defense Entities Law”) establishes conditions for the approval of an acquisition or transfer of control of an entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” is to occur through an order to be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. Although no such order for A2Z has been issued to date, the Company believes that A2Z’s, Israeli subsidiaries, A2ZAS and A2ZMS will be designated as “defense entities” under such law because, among other things, and that the Israeli Government will issue such an order regarding its applicable Israeli companies.

Orders to be issued under the Israeli Defense Entities Law will also establish other conditions and restrictions. It is anticipated that in the case of a publicly traded company such as A2Z, Israeli government approval will be required for acquisition of 25% or more of the voting securities or a smaller percentage of shares that grant “means of control.” Means of control for purposes of the law include the right to control the vote at a shareholders’ meeting or to appoint a director. Orders relating to defense entities are also anticipated to, among other matters: (i) impose restrictions on the ability of non-Israeli resident citizens to hold “means of control” or to be able to “substantially influence” defense entities; (ii) require that senior officers of defense entities have appropriate Israeli security clearances; (iii) require that a defense entity’s headquarters be in Israel; and (iv) subject a defense entity’s entering into international joint ventures and transferring certain technology to the approval of the IMOD.

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Procurement Regulations

Solicitations for procurements by governmental purchasing agencies in Israel, are governed by laws, regulations and procedures such as those relating to procurement integrity, including avoiding conflicts of interest and corruption, and meeting information assurance and cyber-security requirements.

Anti-Bribery/Corruption Regulations

Laws and regulations such as the Israel Penal Code and corresponding legislation in other countries prohibit providing personal benefits or bribes to government officials in connection with the governmental procurement process.

RISK FACTORS

The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the business operations. If any of these risks actually occurs, the business and financial condition could suffer, and the price of the Common Shares could decline.

Risks Related to the Company’s Financial Position and Capital Requirements

The Company has incurred significant losses and there can be no assurance when, or if, the Company will achieve or maintain profitability.

The Company realized a net loss of approximately $39.8 million for the year ended December 31, 2021 and $7.2 million for the year ended December 31, 2020. The Company has an accumulated deficit of $51 million as of December 31, 2021. Because of the numerous risks and uncertainties associated with the provision of the Company’s maintenance services and sale and development of the Company’s products, the Company is unable to predict the extent of any future losses or when the Company will become profitable, if at all. Expected future operating losses will have an adverse effect on the Company’s cash resources, shareholders’ equity and working capital. The Company’s failure to become and remain profitable could depress the value of the Common Shares and impair the Company’s ability to raise capital, expand its business, maintain its development efforts, or continue its operations. A decline in the Company’s value could also cause a holder of Common Shares to lose all or part of such holder’s investment in the Company.

The Company expects that it will need to raise additional capital to meet the Company’s business requirements in the future, which is likely to be challenging, could be highly dilutive and may cause the market price of the Common Shares to decline.

Based on the Company’s projected cash flows and the cash balances as of the date of this AIF, the Company believes that it has sufficient cash to fund the Company’s obligations for at least the next twelve months. However, in order to meet the Company’s business objectives in the future, the Company expects that the Company will need to raise additional capital, which may not be available on reasonable terms or at all.

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Additional capital would be used to accomplish the following:

●	finance the Company’s current operating expenses;

●	pursue growth opportunities;

●	hire and retain qualified management and key employees;

●	respond to competitive pressures;

●	comply with regulatory requirements;

●	maintain compliance with applicable laws; and

●	acquire complementary businesses and technologies.

Conditions in the capital markets are such that traditional sources of capital may not be available to the Company when needed or may be available only on unfavorable terms. The Company’s ability to raise additional capital, if needed, will depend on conditions in the capital markets, economic conditions, the impact of the COVID-19 pandemic and a number of other factors, many of which are outside the Company’s control, and on its financial performance. Accordingly, the Company cannot assure that the Company will be able to successfully raise additional capital at all or on terms that are acceptable to the Company. If the Company cannot raise additional capital when needed, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent that the Company raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for the Company’s current shareholders. The terms of any securities issued by the Company in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of the Company’s securities then-outstanding. The Company may issue additional Common Shares or securities convertible into or exchangeable or exercisable for the Common Shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of the Company’s securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance, may cause the market price of the Common Shares to decline and existing shareholders may not agree with the Company’s financing plans or the terms of such financings. In addition, the Company may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The Company may also be required to recognize non-cash expenses in connection with certain securities the Company issues, such as convertible notes and warrants, which may adversely impact the Company’s financial condition. Furthermore, any additional debt or equity financing that the Company may need may not be available on terms favorable to the Company, or at all. If the Company is unable to obtain such additional financing on a timely basis, the Company may have to curtail its development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or the Company may have to cease its operations, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

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Risks Related to the Company and the Company’s Business

The Company’s business is subject to risks arising from a widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, which has impacted and could continue to impact the business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to Israel and the United States, and infections have been reported globally. Many countries around the world, including in Israel, have significant governmental measures implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. The nature of the Company’s work in Israel is such that the Company is considered an essential service industry, and therefore, is generally able to continue all of its operations in Israel with little disruption. The Company implemented remote working and work-place protocols for its employees in accordance with Israeli government requirements. Nevertheless, the COVID-19 pandemic has resulted in delays in receiving service orders from customers which has resulted in a decrease in revenues in recent periods. The extent to which COVID-19 continues to impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact.

The market for the Company’s retail automation and civilian technology is new and unproven, may experience limited growth.

While the Company’s maintenance services are currently the main source of revenue, the Company’s strategy for growth is based on the market penetration of the Company’s retail automation solutions and the adaptation of the Company’s military technology and knowhow for civilian use, which are relatively new and unproven and are subject to a number of risks and uncertainties. The Company believes that the Company’s future success will depend in large part on market adoption of the retail automation solutions and civilian technology. In order to grow the Company’s business, the Company intends to educate the market on the technology, expand the functionality of the Company’s products and bring new products to market to increase market acceptance and use the technology. The Company’s ability to develop and expand the market that the Company’s products address depends upon a number of factors, including the cost savings, performance and perceived value associated with such products. The various markets for the Company’s products could fail to develop or there could be a reduction in interest or demand for its products as a result of a lack of consumer acceptance, technological challenges, competing products and services, weakening economic conditions and other causes. The Company may never successfully commercialize its products and if the products fail to achieve market acceptance, this would have a material adverse effect on the Company’s business, results of operations and financial condition.

Failure to effectively develop and expand the Company’s sales and marketing capabilities could harm the ability to grow the business and achieve broader market acceptance of the Company’s products.

The Company’s ability to achieve customer adoption of its retail automation solutions and civilian technology will depend, in part, on the ability to effectively establish, focus and train a sales and marketing force. The Company’s Cust2Mate retail automation solution only recently entered the commercialization phase while the Company’s military products are still in the process of being adapted for civilian use. The Company’s ability to achieve significant revenue growth in the future will depend, in part, on the Company’s ability to recruit, train and retain a sufficient number of experienced sales professionals. In addition, even if the Company is successful in hiring qualified sales personnel, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at new markets. Because the Company only recently started sales efforts for the retail automation solutions, the Company cannot predict whether, or to what extent, the sales efforts will be successful.

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The Company expects the sales cycle to be long and unpredictable and require considerable time and expense before executing a customer agreement, which may make it difficult to project when, if at all, the Company will obtain new customers and when the Company will generate revenue from those customers.

As the Company seeks adoption of its products, the Company expects to incur higher costs and long sales cycles, especially as a result of the COVID-19 pandemic. In both the retail automation and civilian technology market, the decision to adopt the Company’s products may require the approval of multiple technical and business decision makers, including security, compliance, procurement, operations and information technology. In addition, the Company expects that while a customer may be willing to deploy the Company’s products on a limited basis, before they will commit to deploying the products at scale, they will require extensive education about the Company’s products and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources. As a result, it is difficult to predict when the Company will obtain new customers and begin generating revenue from these customers. As part of the sales cycle, the Company may incur significant expenses before executing a definitive agreement with a prospective customer and before the Company is able to generate any revenue from such agreement. The Company has no assurance that the substantial time and money spent on the sales efforts will generate significant revenue. If conditions in the marketplace generally or with a specific prospective customer change negatively, it is possible that no definitive agreement will be executed, and the Company will be unable to recover any of these expenses. If the Company is not successful in targeting, supporting and streamlining the sales processes and if revenue expected to be generated from a prospective customer is not realized in the time period expected or not realized at all, the Company’s ability to grow its business, and its operating results and financial condition may be adversely affected. If the sales cycles lengthen, the Company’s future revenue could be lower than expected, which would have an adverse impact on the operating results and could cause the Company’s share price to decline.

If the Company is not able to enhance the brand and increase market awareness of the Company and products, then the business, results of operations and financial condition may be adversely affected.

The Company believes that enhancing the “A2Z” and “Cust2Mate” brand identity and increasing market awareness of the Company and products is critical to achieving widespread acceptance of the Company’s products. The Company’s ability to penetrate its target markets may be adversely affected by a lack of awareness or acceptance of the brand. To the extent that the Company is unable to foster name recognition and affinity for the brand, the growth may be significantly delayed or impaired. The successful promotion of the Company’s brand will depend largely on the marketing efforts, market adoption of the products, and the ability to successfully differentiate the Company’s products from competing products and services. The Company’s brand promotion may not be successful or result in revenue generation. Any incident that erodes consumer affinity for the brand could significantly reduce the brand value and damage the Company’s business. If consumers perceive or experience a reduction in quality, or in any way believe the Company may fail to deliver a consistently positive experience, the brand value could suffer, and the business may be adversely affected.

If the Company does not develop enhancements to the technology and introduce new products that achieve market acceptance, the business, results of operations and financial condition could be adversely affected.

The Company’s ability to attract new customers depends in part on the ability to enhance and improve the existing technology, increase adoption and usage of the solutions and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, and overall market acceptance. Enhancements and new products that the Company develops may not be introduced in a timely or cost-effective manner, may contain errors or defects, may have interoperability difficulties with other products or may not achieve the broad market acceptance necessary to generate significant revenue. Furthermore, the ability to increase the usage of the Company’s solutions and technology depends, in part, on the development of new use cases and may be outside of the Company’s control. If the Company is unable to successfully enhance the existing solutions and technology to meet evolving customer requirements, increase adoption and usage, develop new products, then the business, results of operations and financial condition would be adversely affected.

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The technology markets in which the Company competes are both subject to rapid technological change and, to compete, the Company must continually enhance its products and services.

The Company must continue to enhance and improve the performance, functionality and reliability of its technology. The technology markets in which the Company competes are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render its products obsolete. The Company’s success will depend, in part, on the ability to both internally develop and enhance existing technology, develop new products that address the increasingly sophisticated and varied needs of the Company’s customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of the Company’s technology involves significant technical and business risks. The Company may fail to use new technologies effectively or to adapt its proprietary technology and systems to customer requirements or emerging industry standards. If the Company is unable to adapt to changing market conditions, customer requirements or emerging industry standards, the Company may not be able to increase its revenue and expand its business.

The Company depends on a relatively small number of customers for the maintenance services, the main source of the Company’s current revenues; the loss of one or more of whom may have a material adverse effect on the Company’s operating results.

Currently, a relatively small number of customers are responsible for a significant portion of the Company’s revenues. During the years ended December 31, 2021 and December 31, 2020, the Company’s four largest customers constituted 92% and 71% of the total revenues, respectively, with the Company’s largest customer constituting 39% and 61% of the total revenues, respectively. The percentage of the Company’s sales to the Company’s major customers may fluctuate from period to period, and the Company’s principal customers may also vary from year to year. Significant reduction in sales to any of the major customers, or the loss of a major customer, could have a material adverse effect on the results of operations and financial condition.

The Company’s growth depends, in part, on the success of the strategic relationships with third parties.

To grow the business, the Company anticipates that the Company will continue to depend on relationships with third parties, such as the Company’s customers, suppliers and software providers. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. If the Company is unsuccessful in establishing or maintaining its relationships with third parties, the Company’s ability to compete in the marketplace or to grow the Company’s revenue could be impaired, and the results of operations may suffer. Even if the Company is successful, the Company cannot assure you that these relationships will result in increased customer usage of the products or increased revenue.

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The Company’s future profitability depends, in part, on subcontractor and supplier performance and financial viability as well as component availability and pricing.

The Company relies on other companies to provide components and subsystems for its technology and to produce hardware elements and sub-assemblies, provide software and intellectual property, provide information about the parts they supply to the Company, and to do so in compliance with all applicable laws, regulations and contract terms. Disruptions or performance problems caused by the Company’s subcontractors and suppliers, or a misalignment between the Company’s contractual obligations and the agreement with its subcontractors and suppliers, could have various impacts on the Company, including on the ability to meet the Company’s commitments to customers.

The Company’s ability to perform its obligations on time could be adversely affected if one or more of the Company’s subcontractors or suppliers were unable to provide the agreed-upon products, materials or information, or perform the agreed-upon services in a timely, compliant and cost-effective manner or otherwise to meet the requirements of the contract. Changes in political or economic conditions, including changes in defense budgets or credit availability or sanctions, or other changes impacting a subcontractor or supplier (including changes in ownership or operations), as well as their ability to retain talent and other resources, and requirements or changes in requirements imposed on them by other customers, could adversely affect the financial stability of the Company’s subcontractors and suppliers and/or their ability to perform. The inability of the Company’s suppliers to perform, or their inability to perform adequately, could also result in the need for the Company to transition to alternate suppliers, which could result in significant incremental cost and delay or the need for the Company to provide other resources to support its existing suppliers. This risk may increase as the demands grow for the Company’s subcontractors and suppliers to meet extensive government-related cyber and other requirements.

If the Company’s subcontractors or suppliers fail to perform or the Company is unable to procure, or experience significant delays in deliveries of, needed products, materials or services; or if they do not comply with all applicable laws, regulations, requirements and contract terms, including if what the Company received is counterfeit or otherwise improper, the Company’s financial position, results of operations and/or cash flows could be materially adversely affected.

Revenues from the Company’s military products are subject to cyclical variations in the military market and changes in government spending.

The Company has historically derived its revenues for the military products directly or indirectly from government agencies, mainly the IMOD, and other governmental authorities in Israel, pursuant to contracts awarded to the Company under defense and homeland security-related programs. The funding of these programs varies from year to year and are influenced by a variety of factors, including the level of government spending, particularly in the local market in Israel, major replacement programs, the construction, the quality and cost of alternative products and other political events and macro-economic conditions that are beyond the Company’s control. In recent years, IMOD budgets have not been dedicated to purchasing military products from the Company due in part to changes in regulations that require the IMOD to make purchases for equivalent products from suppliers in the United States. To the extent that the Company is awarded contracts for the sale of its military products in the future, if future government spending is subsequently curtailed or withdrawn altogether as a result of changes in political, economic, fiscal or other conditions beyond the Company’s control, such contracts may be delayed or cancelled, which may have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

Information technology system failures or breaches of the Company’s network security could interrupt the operations and adversely affect the business.

The Company’s operations depend upon the ability to protect the Company’s computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of the computer systems or network infrastructure that causes an interruption in the operations could have a material adverse effect on the business and subject the Company to litigation or actions by regulatory authorities. Although the Company employs both internal resources and external consultants to conduct auditing and testing for weaknesses in the systems, controls, firewalls and encryption and intend to maintain and upgrade the Company’s security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

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Real or perceived errors, failures, or bugs in the technology could adversely affect the Company’s operating results and growth prospects.

The Company has discovered and expects that the Company will continue to discover errors, failures and bugs in its technology and anticipate that certain of these errors, failures and bugs will only be discovered and remediated after deployment. Real or perceived errors, failures or bugs in the platform could result in negative publicity, government inquiries, loss of or delay in market acceptance of the Company’s technology, loss of competitive position, or claims by customers for losses sustained by them. In such an event, the Company may be required, or may choose, for customer relations or other reasons, to expend additional resources in order to help correct the problem.

The Company could be harmed by improper disclosure or loss of sensitive or confidential Company, employee, or customer data, including personal data.

In connection with the operation of the business, the Company stores, processes and transmits data, including personal and payment information, about the Company’s employees and customers, a portion of which is confidential and/or personally sensitive. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through the information systems, whether by the Company’s employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs. Such disclosure, loss or breach could harm the Company’s reputation and subject the Company to government sanctions and liability under the contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over sensitive or confidential data and other practices the Company and its third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. The potential risk of security breaches and cyberattacks may increase as the Company introduces new products and offerings. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which the Company provides services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to the Company’s reputation in the marketplace.

A material breach in security relating to the Company’s information systems and regulation related to such breaches could adversely affect the Company.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, ransomware, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information and corruption of data, substantially damaging the Company’s reputation. Any person who circumvents the security measures could steal proprietary or confidential customer information or cause interruptions in the Company’s operations. The Company incurs significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches. The Company’s failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general, could significantly harm the Company’s reputation and business and financial results.

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The Company’s contracts may contain performance obligations that require innovative design capabilities, are technologically complex, require state-of-the-art manufacturing expertise or are dependent upon factors not wholly within the Company’s control. Failure to meet the contractual obligations could adversely affect the Company’s profitability, reputation and future prospects.

The Company designs and develops advanced and innovative products and services, which are applied by the customers in a variety of environments, including some under highly demanding operating conditions. Problems and delays in development or delivery, or system failures, as a result of issues with respect to design, technology, intellectual property rights, labor, inability to achieve learning curve assumptions, inability to manage effectively a broad array of programs, manufacturing materials or components, or subcontractor performance could prevent the Company from meeting requirements and create significant risk and liabilities. Similarly, failures to perform on schedule or otherwise to fulfill the contractual obligations could negatively impact the Company’s financial position, reputation and ability to win future business. If the Company is unable to meet its obligations, including due to issues regarding the design, development or manufacture of the products or services, it could have a material adverse effect on the Company’s reputation, the ability to compete for other contracts and the financial position, results of operations and/or cash flows.

The Company’s insurance coverage, customer indemnifications or other liability protections may be unavailable or inadequate to cover all of the significant risks or the insurers may deny coverage of or be unable to pay for material losses the Company incurs, which could adversely affect the Company’s profitability and overall financial position.

The Company endeavors to obtain insurance agreements from financially solid, responsible, highly rated counterparties in established markets to cover significant risks and liabilities. Not every risk or liability can be insured, and for risks that are insurable, the policy limits and terms of coverage reasonably obtainable in the market may not be sufficient to cover all actual losses or liabilities incurred. Even if insurance coverage is available, the Company may not be able to obtain it at a price or on terms acceptable to the Company. Disputes with insurance carriers, including over policy terms, reservation of rights, the applicability of coverage (including exclusions), compliance with provisions (including notice) and/or the insolvency of one or more of the insurers may significantly affect the availability or timing of recovery, and may impact the Company’s ability to obtain insurance coverage at reasonable rates in the future.

In some circumstances the Company may be entitled to certain legal protections or indemnifications from its customers through contractual provisions, laws, regulations or otherwise. However, these protections are not always available, can be difficult to obtain, are typically subject to certain terms or limitations, including the availability of funds, and may not be sufficient to cover all losses or liabilities incurred. If insurance coverage, customer indemnifications and/or other legal protections are not available or are not sufficient to cover the risks or losses, it could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

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The Company develops products and services related to hazardous and high-risk operations, which subjects the Company to various environmental, regulatory, financial, reputational and other risks.

The Company’s military line of products are used in hazardous and high-risk operations and may involve explosive and flammable materials. These activities subject the Company to various risks, including risk of personal injury and property damage. The Company may be subject to reputational harm and potential liabilities whether or not the cause was within the Company’s control. In addition, the Company’s customers may otherwise use the products and services in connection with hazardous activities, or in ways that can be unusually hazardous or risky, creating potential liabilities to the customers and/or the Company as the provider of such products and services. In the event of an incident, if the Company’s customers fail to use the products properly or if the products or services do not operate as intended, the Company could be subject to reputational harm and potential liabilities.

The Company may not be able to adequately protect its intellectual property, which, in turn, could harm the value of the brands and adversely affect the business.

Patent applications in prosecuting have no guarantee that they will be granted, or if granted that the scope of protection will be adequate. A Freedom to Operate search has not been performed and there is no guarantee that the company is not infringing other patents. The Company’s ability to implement the business plan successfully depends in part on the ability to build brand recognition using the Company’s trademarks, service marks and other proprietary intellectual property, including the Company’s names and logos. The Company currently has no registered trademarks. While the Company plans to register a number of its trademarks; however, no assurance can be given that the Company’s trademark applications will be approved. No assurance can be given that the Company’s patent applications which are in process will be approved. If the Company’s patent applications are not approved, the ability to expand or develop the business may be negatively affected.

Third parties may also oppose the Company’s trademark or patent applications, or otherwise challenge the use of the trademarks or patents. In the event that the trademarks or patents are successfully challenged, the Company could be forced to rebrand its goods and services or redesign its technology, which could result in loss of brand recognition, and could require the Company to devote resources to advertising and marketing new brands and products.

If the Company’s efforts to register, maintain and protect its intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on the intellectual property, the value of the Company’s brands may be harmed, which could have a material adverse effect on the business and might prevent the Company’s brands from achieving or maintaining market acceptance. The Company may also face the risk of claims that the Company have infringed third parties’ intellectual property rights. If third parties claim that the Company infringes upon their intellectual property rights, the Company’s operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require the Company to rebrand its services, if feasible, divert management’s attention and resources or require the Company to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to the Company on acceptable terms or at all. A successful claim of infringement against the Company could result in the Company being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on the operating profits and harm the Company’s future prospects.

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The Company also relies significantly upon proprietary technology, information, processes and know-how. The Company typically seeks to protect this information, including by entering into confidentiality agreements with its employees and other parties such as consultants, teammates and subcontractors. These agreements and other measures may not provide adequate protection for the Company’s trade secrets and other proprietary information. In the event of an infringement of such intellectual property rights, a breach of a confidentiality agreement, a misuse or theft of the Company’s intellectual property or divulgence of proprietary information, the Company may not have adequate legal remedies. In addition, the Company’s trade secrets, or other proprietary information may otherwise become known or be independently developed by competitors.

If the Company is unable to adequately exploit its intellectual property rights, to protect its intellectual property rights, or to obtain rights to intellectual property of others, it could have a material adverse effect on the Company’s reputation, ability to compete for and perform on contracts, financial position, results of operations and/or cash flows.

The Company may face intense competition and expect competition to increase in the future, which could prohibit the Company from developing a customer base and generating revenue.

The Company faces significant competition in every aspect of the business. Many companies that the Company competes with may already have an established market in the industries in which the Company competes and most of these companies have significantly greater financial and other resources than the Company and have been developing their products and services longer than the Company has been developing theirs. In addition, some of the Company’s larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages potential customers from purchasing the Company’s products. Potential customers may also prefer to purchase from their existing solution providers rather than a new solution provider regardless of product performance or features. These larger competitors often have broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in the Company’s market could change rapidly and significantly as a result of technological advancements, partnering by the Company’s competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products and technologies that compete with the Company’s products. In addition, some of the Company’s competitors may enter into new alliances with each other or may establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could lead to pricing pressure and the loss of any future market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm the Company’s ability to compete. Furthermore, organizations may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with the Company’s products. Any failure to meet and address these factors could harm the Company’s business, results of operations and financial condition.

The Company’s business operations and future development could be significantly disrupted if the Company loses key members of its management team.

The success of the business continues to depend to a significant degree upon the continued contributions of the Company’s senior officers and key employees, both individually and as a group. The Company’s future performance will be substantially dependent in particular on the ability to retain and motivate Bentsur Joseph, the Chief Executive Officer, senior officers or other key employees could have a material adverse effect on the business and plans for future development. The Company has no reason to believe that the Company will lose the services of any of these individuals in the foreseeable future; however, the Company currently has no effective replacement for any of these individuals due to their experience, reputation in the industry and special role in the Company’s operations. The Company also does not maintain any key man life insurance policies for any of its employees.

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The Company’s ability to meet the needs of its customers depends, in part, on the Company’s ability to maintain a qualified workforce.

The Company’s operating results and growth opportunities are heavily dependent upon the ability to attract and retain sufficient personnel with security clearances and requisite skills in multiple areas, including science, technology, engineering and math. Additionally, as the Company grows its international business, it is increasingly important that the Company is able to attract and retain personnel with relevant local qualifications and experience. In addition, in a tightened labor market, the Company is facing increased competition for talent, both with traditional defense companies and commercial companies. If qualified personnel are scarce or difficult to attract or retain or if the Company experiences a high level of attrition, generally or in particular areas, or if such personnel are unable to obtain security clearances on a timely basis, the Company could experience higher labor, recruiting or training costs in order to attract and retain necessary employees.

If the Company is able to expand the operations, the Company may be unable to successfully manage its future growth.

The Company’s growth may strain the Company’s infrastructure and resources. Any such growth could place increased strain on the Company’s management, operational, financial and other resources, and the Company will need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with the Company’s business objectives could have a material adverse effect on the business, results of operations and financial condition.

The Company may become subject to various investigations, claims, disputes, enforcement actions, litigation, arbitration and other legal proceedings that could ultimately be resolved against the Company.

The size, nature and complexity of the business make the Company susceptible to investigations, claims, disputes, enforcement actions, prosecutions, litigation and other legal proceedings, particularly those involving governments (including federal, state and outside the U.S.). The Company may become subject to investigations, claims, disputes, enforcement actions and administrative, civil or criminal litigation, arbitration or other legal proceedings globally and across a broad array of matters, including, but not limited to, government contracts, commercial transactions, false claims, false statements, antitrust, mischarging, contract performance, fraud, procurement integrity, products liability, privacy, warranty liability, the use of hazardous materials, personal injury claims, environmental, shareholder derivative actions, prior acquisitions and divestitures, intellectual property, tax, employees, export/import, anti-corruption, labor, health and safety, accidents, launch failures and employee benefits and plans, including plan administration, and improper payments. These matters could divert financial and management resources; result in administrative, civil or criminal fines, penalties or other sanctions (which terms include judgments or convictions and consent or other voluntary decrees or agreements), compensatory, treble or other damages, non-monetary relief or actions, or other liabilities; and otherwise harm the business and the Company’s ability to obtain and retain awards. Government regulations provide that certain allegations against a contractor may lead to suspension or debarment from government contracts or suspension of export privileges for the company or one or more of its components. Suspension or debarment or criminal resolutions in particular could have a material adverse effect on the company because of its reliance on government contracts and export authorizations. An investigation, claim, dispute, enforcement action or litigation, even if not substantiated or fully indemnified or insured, could also negatively impact the Company’s reputation among its customers and the public, and make it substantially more difficult for the Company to compete effectively for business, obtain and retain awards or obtain adequate insurance in the future. Investigations, claims, disputes, enforcement actions, litigation or other legal proceedings could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

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The Company’s reputation, the ability to do business and the Company’s financial position, results of operations and/or cash flows may be impacted by the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which the Company participates.

The Company has implemented policies, procedures, and other compliance controls, and have negotiated terms designed to prevent misconduct by employees, agents or others working on the Company’s behalf or with the Company that would violate the applicable laws of the jurisdictions in which the Company operates, including laws governing the protection of classified information, procurement integrity, information security and data privacy, or the terms of the Company’s contracts. However, the Company cannot ensure that the Company will prevent all such misconduct committed by its employees, agents, subcontractors, suppliers, business partners or others working on the Company’s behalf or with the Company. This risk of improper conduct may increase as the Company continues to expand globally and do business with new partners. Improper actions by those with whom or through whom the Company does business (including the Company’s employees, agents, subcontractors, suppliers, business partners and joint ventures) could subject the Company to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact the Company’s reputation and ability to conduct business and could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

The Company may not generate the expected benefits of the acquisition of Cust2Mate and Isramat, and the acquisition of same could disrupt the Company’s ongoing business, distract management and increase the Company’s expenses.

The Company acquired a controlling interest in Cust2Mate and all of the issued and outstanding shares of Isramat with the expectation that the acquisition of such entities will result in various benefits. Achieving the anticipated benefits of the acquisition of Cust2Mate and Isramat is subject to a number of uncertainties, including whether the Company’s business and the businesses of Cust2Mate and Isramat can be integrated in an efficient and effective manner. The Company may not be able to accurately forecast the performance or ultimate impact of the acquisition of Cust2Mate and Isramat. It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, additional and unforeseen expenses, the disruption of the Company’s ongoing business, processes and systems, or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the Company’s ability to achieve the anticipated benefits of the acquisition of Cust2Mate and Isramat. There may be increased risk due to integrating financial reporting and internal control systems. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits, expense savings and synergies will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the Company’s future business, financial condition, operating results and prospects.

The success of the acquisition of Cust2Mate and Isramat, depends upon effective integration and management of the acquired business into the Company’s operations, which is subject to risks and uncertainties, including realizing the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the Cust2Mate and Isramat business or assets. The Company will be required to devote significant management attention and resources to integrate the business and operations of Cust2Mate and Isramat.

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The Company may also in the future engage in further acquisitions to expand its product and service offerings. These acquisitions involve risks and uncertainties such as:

●	the Company’s pre-acquisition due diligence may fail to identify material risks;

●	significant acquisitions may negatively impact the Company’s financial results, including cash flow and financial liquidity;

●	significant goodwill assets recorded on the Company’s consolidated balance sheet from prior acquisitions are subject to impairment testing, and unfavorable changes in circumstances could result in impairment to those assets;

●	acquisitions may result in significant additional unanticipated costs associated with price adjustments or write-downs;

●	the Company may not integrate newly acquired businesses and operations in an efficient and cost-effective manner;

●	relocation or combination of facilities of acquired businesses may be more costly or time consuming than planned;

●	the Company may fail to achieve the strategic objectives, synergies, cost savings and other benefits expected from acquisitions;

●	the technologies acquired may not prove to be those needed to be successful in the Company’s markets or may not have adequate intellectual property rights protection;

●	the Company may assume significant liabilities and exposures that exceed the enforceability or other limitations of applicable indemnification provisions, if any, or the financial resources of any indemnifying parties, including indemnity for tax or regulatory compliance issues, such as anti-corruption and environmental compliance, that may result in the Company incurring successor liability;

●	the Company may fail to retain key employees of the acquired businesses;

●	the attention of senior management may be diverted from its existing operations;

●	the Company may be exposed to potential shareholder claims if the Company acquires a significant interest in a publicly traded company; and

●	the Company could be subject to more restrictive regulations by the local authorities after the acquisition, including regulations relating to foreign ownership of, and export authorizations for, local companies.

The Company cannot assure that these risks or other unforeseen factors will not offset the intended benefits of the acquisitions, and such risks could have a material adverse effect on the Company’s financial condition and results of operation.

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If the Company expands its operations into and other parts of the world, the Company will face certain additional risks and challenges.

The Company may expand its operations into other jurisdictions around the world as part of the Company’s business expansion plans, which will subject the Company to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, economic instability, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws and regulations, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

Risks Related to the Company’s Operations in Israel

The Company’s principal offices and customers are located in Israel and, therefore, the business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel.

The Company’s principal offices and customers are located in Israel. In addition, all of the Company’s employees and officers, and one of the directors, are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect the business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect the Company’s operations and results of operations.

During the Second Lebanon War of 2006, between Israel and Hezbollah, a militant Islamic movement, rockets were fired from Lebanon into Israel, including into the Haifa area, where the Company’s facility is located, causing casualties and major disruption of economic activities in northern Israel. An escalation in tension and violence between Israel and the militant Hamas movement (which controls the Gaza Strip) and other Palestinian Arab groups, culminated with Israel’s military campaign in Gaza in December 2008, in November 2012 and again in July and August 2014 in an endeavor to prevent continued rocket attacks against Israel’s southern towns, as well as other tension and violence between Israel and Palestinian Arab groups and individuals. It is unclear whether any negotiations that may occur between Israel and the Palestinian Authority will result in an agreement. In addition, Israel faces threats from more distant neighbors, in particular, Iran, an ally of Hezbollah and Hamas, and the militant group known as the Islamic State of Iraq and Syria.

Popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and these countries. Furthermore, several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in the region continue or intensify. Such restrictions may seriously limit the Company’s ability to sell its products to customers in those countries. Similarly, Israeli corporations are limited in conducting business with entities from several countries. Parties with whom the Company may do business could decline to travel to Israel during periods of heightened unrest or tension. In addition, the political and security situation in Israel may result in parties with whom the Company may have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. In addition, any hostilities involving Israel could have a material adverse effect on the Company’s facilities including the corporate office or on the facilities of the Company’s local suppliers, in which event all or a portion of the Company’s inventory may be damaged, and the ability to deliver products to customers could be materially adversely affected.

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Furthermore, the war and terrorism insurance the Company maintains may not be adequate to cover the losses associated with armed conflicts and terrorist attacks. Although the Israeli government in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, the Company cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate the Company fully for damages incurred. Any losses or damages incurred by the Company could have a material adverse effect on the business.

Any hostilities involving Israel, terrorist activities or political instability in the region or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturns in the economic or financial condition of Israel, could adversely affect the Company’s operations and product development, cause the Company’s revenues to decrease and adversely affect the share price.

The Company’s operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

The Company’s operations could also be disrupted by the obligations of personnel to perform military service. Some of the Company’s employees and independent contractors may be called upon to perform up to 54 days in each three-year period (and in the case of military officers, up to 84 days in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists and it is possible that there will be similar large-scale military reserve duty call-ups in the future. The Company’s operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect the business and results of operations.

It may be difficult to enforce a judgment of a Canadian court against the Company, certain of the Company’s officers and directors or the Israeli experts named in this AIF are in Israel, to assert Canadian securities laws claims in Israel or to serve process on certain of the officers and directors and these experts.

The Company is incorporated in Canada. Other than Alan Rootenberg, all of the executive officers and directors reside in Israel, and substantially all of the Company’s assets and a substantial portion of the assets of these persons are located in Israel. Therefore, a judgment obtained against the Company, or any of these persons, including a judgment based on the civil liability provisions of Canadian securities laws, may not be collectible in the Canada and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in Israel or to assert Canadian securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company in Israel, one may not be able to collect any damages awarded by either a Canadian or foreign court.

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The Company may become subject to claims for payment of compensation for assigned service inventions by the Company’s current or former employees, which could result in litigation and adversely affect the business.

Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee during the scope of his or her employment are regarded as “service inventions” and are owned by the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. Section 134 of the Patents Law provides that if no agreement between an employer and an employee exists that prescribes whether, to what extent, and on what conditions the employee is entitled to remuneration for his or her service inventions, then such matters may, upon application by the employee, be decided by a government-appointed compensation and royalties committee established under the Patents Law, or the Committee. Although the Company’s employees have agreed to assign to the Company all rights to any intellectual property created in the scope of their employment and most of the current employees, including all those involved in the development of the Company’s intellectual property, have agreed to waive their economic rights with respect to service inventions, the Company cannot assure you that claims will not be brought against the Company by current or former employees demanding remuneration in consideration for assigned service inventions. If any such claims were filed, the Company could potentially be required to pay remuneration to the Company’s current or former employees for such assigned service inventions, or be forced to litigate such claims, which could negatively affect the business.

Israeli law may delay, prevent or impact acquisition of the Company’s controlling interest.

Israeli legislation regarding the domestic defense industry requires Israeli government approval of an acquisition of a 25% or more equity interest (or a smaller percentage that constitutes a “controlling interest”) in companies such as A2Z. Such approval may be subject to additional conditions relating to transfers of ownership. This could limit the ability of a potential purchaser to acquire a significant interest in the Company’s shares. In addition, the Israel Companies Law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions could delay, prevent or impede an acquisition of the Company, even if such an acquisition would be considered beneficial by some of the Company’s shareholders.

Risks Related to the Common Shares

A more active, liquid trading market for the Common Shares may not develop, and the price of the Common Shares may fluctuate significantly.

Although the Common Shares are listed on the TSXV, NASDAQ, the FSE and OTCQX® Best Market, it has only been traded on such platforms for a relatively short period of time. There has been relatively limited trading volume in the market for the Common Shares, and a more active, liquid public trading market may not develop or may not be sustained. Limited liquidity in the trading market for the Common Shares may adversely affect a shareholder’s ability to sell its Common Shares at the time it wishes to sell them or at a price that it considers acceptable. If a more active, liquid public trading market does not develop, the Company may be limited in its ability to raise capital by selling Common Shares and the Company’s ability to acquire other companies or assets by using Common Shares as consideration. In addition, if there is a thin trading market or “float” for the Common Shares, the market price for the Common Shares may fluctuate significantly more than the stock market as a whole. Without a large float, the Common Shares would be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of the Common Shares may be more volatile, and it would be harder to liquidate any investment in the Common Shares. Furthermore, the stock market is subject to significant price and volume fluctuations, and the price of the Common Shares could fluctuate widely in response to several factors, including:

●	the Company’s quarterly or annual operating results;

●	changes in the Company’s earnings estimates;

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●	investment recommendations by securities analysts following the Company’s business or the industry;

●	additions or departures of key personnel;

●	changes in the business, earnings estimates or market perceptions of the Company’s competitors;

●	the Company’s failure to achieve operating results consistent with securities analysts’ projections;

●	changes in industry, general market or economic conditions;

●	announcements of legislative or regulatory changes; and

●	natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, emergence of a pandemic, or other widespread health emergencies (or concerns over the possibility of such an emergency, including for example, the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes often appear to occur without regard to specific operating performance. The price of the Common Shares could fluctuate based upon factors that have little or nothing to do with the Company and these fluctuations could materially reduce the share price.

Concentration of ownership of the Common Shares may enable one shareholder or a small number of shareholders to significantly influence matters requiring shareholder approval.

As of the date of this AIF, members of the Company’s management team beneficially own approximately 27.95% of the issued and outstanding Common Shares, of which 27.16% are beneficially owned by Bentsur Joseph, the Company’s Chief Executive Officer. As a result, Mr. Joseph may have the ability to control substantially all matters submitted to the shareholders for approval including:

●	election of the board of directors;

●	removal of any of the directors;

●	amendment of the articles; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving the Company.

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In addition, the above ownership composition may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the share price or prevent the Company’s shareholders from realizing a premium over the share price. Any additional investors will own a minority percentage of the Common Shares and will have minority voting rights.

Sales by the Company’s shareholders of a substantial number of the Common Shares in the public market could adversely affect the market price of the Common Shares.

A substantial portion of the total outstanding shares may be sold into the market at any time. A substantial portion of these shares are held by Mr. Joseph, the Company’s Chief Executive Officer. Although the Company believes that Mr. Joseph has no current intention to sell a significant number of Common Shares, the Company cannot provide any such assurance. If Mr. Joseph was to decide to sell large amounts of Common Shares over a short period of time (presuming such sales were permitted) such sales could cause the market price of the Common Shares to drop significantly, even if the business is doing well. Further, the market price of the Common Shares could decline as a result of the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for the Company to sell equity securities in the future at a time and price that the Company deems appropriate.

The exercise of outstanding warrants and options will have a dilutive effect on the percentage ownership of the Common Shares by existing shareholders.

As of the date of this AIF, the Company had outstanding warrants to acquire 5,486,560 of Common Shares and options to purchase 820,010 Common Shares. Warrants and options are exercisable for prices ranging between $1.18 and $9.33. The expiration of the term of such options and warrants ranges from January 23, 2023 to October 28, 2026. If a significant number of such warrants and stock options are exercised by the holders, the percentage of Common Shares owned by the Company’s existing shareholders will be diluted.

The Common Shares will be traded on more than one market and this may result in price variations.

The Common Shares have been trading on the TSXV, NASDAQ, the FSE and OTCQX® Best Market. Trading in the Common Shares on these markets will take place in different currencies and at different times, resulting from different trading days and different public holidays. The trading prices of the Common Shares on these markets may differ due to these and other factors. Any decrease in the price of the Common Shares on one market could cause a decrease in the trading price of the Common Shares on another market.

DIVIDENDS

The Company has never declared or paid cash dividends on its Common Shares. Any future dividend payment will be made at the discretion of the Board, and will depend upon, among other factors, earnings, capital requirements, the Company’s financial needs to fund its operations and its future growth, and any other factor that the Board deems necessary to consider in the circumstances.

DESCRIPTION OF SHARE CAPITAL

At the date of this AIF, the following securities were outstanding:

Common Shares	27,149,364

Options issued to directors, officers and consultants	820,010

Warrants	5,486,560

Common Shares outstanding on a fully diluted basis	33,455,934

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Common Shares

The authorized share capital of the Company consists of one class of an unlimited number of Common Shares without par value. In accordance with the Company’s articles, each Common Share is entitled to an equal number of votes (one vote per Common Share) and equal, pro rata rights on all distributions and any dividends. There are no special rights or restrictions, such as pre-emptive rights, attached to any of the outstanding Common Shares that were issued to any of the Company’s shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets forth, for the periods indicated, the reported price range (high and low closing prices), and the aggregate volume of trading of the Common Shares on the TSXV during each month of the financial year ended December 31, 2021 as well as the periods up to the date of this AIF:

Month	High (CAD$)	Low (CAD$)	Volume
January 2021	3.57	2.19	781,046
February 2021	15.00	3.75	2,699,756
March 2021	4.52	2.10	534,591
April 2021	13.56	6.30	1,829,847
May 2021	10.05	8.43	589,990
June 2021	15.00	8.94	1,043,600
July 2021	12.00	7.56	473,710
August 2021	8.34	5.76	685,700
September 2021	10.01	6.43	284,362
October 2021	10.10	7.46	330,288
November 2021	10.65	8.40	310,923
December 2021	14.40	7.97	416,474
January 2022	14.00	6.00	101,560
February 2022	8.88	6.81	2,699,756
March 2022	8.50	6.82	28,864

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The Common Shares commenced trading on the NASDAQ under the symbol “AZ” on January 5, 2022. The following table sets forth, for the periods indicated, the reported high and low prices and the trading volume of the Common Shares on the NASDAQ:

Month	High ($)	Low ($)	Volume
January 2022	5.80	5.58	1,261,879
February 2022	6.48	5.72	980,100
March 2022	6.74	5.15	713,319

Prior Sales

The following table sets forth the securities of the Company outstanding but not listed or quoted on a marketplace, which were issued during the year ended December 31, 2021:

Date of Issuance	Security	Number of Securities/Aggregate Principal Amount	Issue / Exercise / Conversion Price (CAD)	Reason for Issuance
January 28, 2021	Options	33,333	$3.00	Option grant(1)
April 9, 2021	Warrants	221,100	$11.04	Private placement(2)
June 3, 2021	Warrants	1,084,562	$11.04	Private placement(3)
October 28, 2021	Options	16,677	$8.00	Option grant(4)

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Notes:

(1) On January 28, 2021, the Company granted 33,333 options to a consultant, with the following vesting terms: 11,111 options vest immediately, 11,111 options vest 6 months after grant date, and 11,111 options vest 12 months after grant date.

(2) On April 9, 2021, the Company completed a private placement of April Units. Each April Unit consisted of one Common Share and one April Unit Warrant. See “Three Year History” for additional details.

(3) On June 3, 2021, the Company completed a private placement of June Units. Each June Unit consisted of one Common Share and one June Unit Warrant. See “Three Year History” for additional details.

(4) On October 28, 2021, the Company granted 16,677 options to a director, with the following vesting conditions: 5,559 options vest immediately, 5,559 options vest 12 months after grant date, and 5,559 options vest 24 months after grant date.

ESCROWED SECURITIES

Class of Securities	Number of Securities Held in Escrow(1)	Percentage of Class
Common Shares	5,648,942	21.46%

Note:

(1) The escrowed securities are held pursuant to an escrow agreement with Computershare Trust Company of Canada, as the Escrow Agent, pursuant to the Company’s Qualifying Transaction completed on December 16, 2019. Of the total amount: (A) 5,500,368 are subject to the following release schedule: (i) 15% will be released on January 19, 2022; and (ii) 40% will be released on December 16, 2022; and (B) 148,573 are subject to the following release schedule: (i) 15% will be released on January 19, 2022; and (ii) 15% will be released on December 19, 2022. The escrowed securities were issued pursuant to the Company’s Qualifying Transaction. See “Three Year History” for additional details.

DIRECTORS AND OFFICERS

The names, province and country of residence of the directors and executive officers of the Company as of the date hereof, their positions with the Company, the period served as a director, and their principal occupations during the past five years, are set forth below.

Name and Municipality of Residence	Position	Position Held Since	Principal Occupation(s) During Past Five Years	Common Shares Owned Directly or Indirectly(1)
Bentsur Joseph Age 62 Yavne, Israel	Chief Executive Officer, President and Director	December 18, 2019	Director, President and CEO of A2Z	9,118,922 (27.16%)

Gadi Levin Age 49 Azriel, Israel	Chief Financial Officer	March 15, 2022	CFO & Director of several Canadian publicly listed companies	150,000 (0.45%)

Amnon Peleg Age 62 Rishon LeZion, Israel	Chief Technology Officer	December 18, 2019	Chief Technology Officer of A2Z	33,895 (0.10%)

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Name and Municipality of Residence	Position	Position Held Since	Principal Occupation(s) During Past Five Years	Common Shares Owned Directly or Indirectly(1)
Alan Rootenberg Age 70 Toronto, Ontario, Canada	Director	May 13, 2020	CFO and/or Director of several publicly listed companies	33,333 (0.10%)

Yonatan de Jongh Age 41 Rishon LeZion, Israel	Director	February 19, 2021	Senior Manager of Revenues and Billing at DraftKings Inc.	16,667 (0.05%)

Shlomo Menachem Pashker Age 38 Bnei Brak, Israel	Director	March 28, 2022	Chairman of Be’eer Izchak Charitable Foundation, Israel Senior Lecturer at an Israeli Institute of Higher Jewish Education	31,901 (0.10%)

Note:

(1)	The share totals presented in the table above include options granted and held by the respective director or officer. Consequently, percentage totals are presented on a fully diluted basis, assuming the exercise of all outstanding options.

Bentsur Joseph has been the President, Chief Executive Officer and Director of the Company since December 18, 2019 and the President and Chief Executive Officer of A2ZMS since 1998. Prior to joining A2Z, between 1999 and 2001, Mr. Joseph served as the Chairman of Elad Hotels – Part of the Isaac Tshuva group of companies. Prior thereto, between 2001 and 2003, Mr. Joseph served as the CEO of DIG Ltd., a public company which produces and sells electric components through the biggest shops and chain stores all over Israel. Prior thereto, Mr. Joseph served as a director of MARLAZ, a large well recognized public holding company which owns various publicly traded companies in the industrial, real estate, communication, and hi-tech industries. Mr. Joseph holds an Electronic field-engineer degree from Israeli Air-Force unit and Project Management Diploma from Tel-Aviv University.

Gadi Levin was initially appointed Chief Financial Officer on April 2, 2020 and resigned on October 27, 2021. He was re-appointed on March 15, 2022. Mr. Levin provides outsourced CFO services where he also serves as Chief Financial Officer and Secretary of Briacell Therapeutics Corp since February 2016, Chief Financial Officer and Director of Vaxil Bio Ltd since March 1, 2016, and Finance Director of Eco (Atlantic) Oil & Gas Ltd. since December 1, 2016. Mr. Levin has over 15 years of experience working with public US, Canadian and multi-jurisdictional public companies. Previously, Mr. Levin served as Chief Financial Officer of DarioHeath Corp from November 2013 through January 2015. Mr. Levin also served as the Vice President of Finance and Chief Financial Officer for two Israeli investment firms specializing in private equity, hedge funds and real estate. Mr. Levin began his CPA career at the accounting firm Arthur Andersen, where he worked for nine years, specializing in U.S. listed companies involved in IPOs. Mr. Levin has a Bachelor of Commerce degree in Accounting and Information Systems from the University of the Cape Town, South Africa, and a post graduate diploma in Accounting from the University of South Africa. He received his Chartered Accountant designation in South Africa and has an MBA from Bar Ilan University in Israel.

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Amnon Peleg has served as the Chief Technology Officer since January 2010. Prior to joining A2Z, between 1983 and 2006, Mr. Peleg served as a Technological Project Manager for the Office of the Prime Minister of Israel. Mr. Peleg holds an Electronic field-engineer degree from the Israel Air Force, 1983 and a Project Management Diploma from Tel-Aviv University, 2002.

Alan Rootenberg has served on the board of directors since May 2020. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018) Solvbl Solutions Inc. since February 2021. Mr. Rootenberg has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his professional designation in both South Africa and Ontario, Canada.

Yonatan de Jongh has served on the board of directors since February, 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Shlomo Menachem Pashker

Shlomo Menachem Pashker is the chairman of Be’eer Izchak Charitable Foundation and a senior lecturer in Jewish law at an Israeli Institute of Higher Jewish Education.

Each director of the Company will hold office until the next annual shareholders’ meeting or until a successor is duly elected, unless his or her office is earlier vacated in accordance with the Company’s articles.

Committees of the Board of Directors

The Board of Directors discharges its responsibilities directly, as well as indirectly through the Audit Committee, the Compensation Committee and the Nominating Committee.

Audit Committee

The mandate of the Audit Committee is formalized in a written charter. The members of the Audit Committee are Messrs. Alan Rootenberg, Shlomo Menachem Pashker and Yonatan de Jongh. The Audit Committee’s primary objective is to assist the Board in fulfilling its oversight responsibilities to: (i) review financial reports and financial information provided to any regulatory authority or provided for release to the public and the Company’s shareholders; (ii) review the Company’s disclosure control systems; (iii) review the Company’s internal control systems with respect to finance, accounting and legal compliance; and (iv) review the Company’s accounting and financial reporting processes. See “Audit Committee” below.

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Compensation Committee

The members of the Compensation Committee are Messrs. Rootenberg, Pashker and de Jongh. The purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities with respect to compensation of members of the Board and the executive officers of the Company.

Nominating Committee

The members of the Nominating Committee are Messrs. Rootenberg, Pashker and de Jongh. The purpose of the Nominating Committee is to assist the Board in fulfilling its oversight responsibilities with respect to nomination of members of the Board.

Common Shares Owned by Directors and Executive Officers, as a Group

To the knowledge of the Company as of the date hereof, the directors and executive officers of the Company, as a group, beneficially own or exercise control or direction over, directly or indirectly, an aggregate of 9,384,718 Common Shares or approximately 27.95% of the issued and outstanding Common Shares on a non-diluted basis. The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective individuals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of this section, “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, all that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, other than as disclosed below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any corporation that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflict of Interest

There are potential conflicts of interest to which the directors, officers and promoters (if any) of the Company will be subject with respect to the operations of the Company. Certain of the directors and/or officers serve as directors and/or officers of other companies or have significant shareholdings in other companies, including the other companies indicated herein. Situations may arise where the directors, officers and promoters (if any) of the Company will be engaged in direct competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors’ and officers’ conflicts of interest, including the procedures prescribed by the BCBCA. The BCBCA requires that directors and officers of the Company, who are also directors or officers of a party which enters into a material contract with the Company or otherwise have a material interest in a material contract entered into by the Company, must disclose their interest and, in certain instances, refrain from voting on any resolution of the Company’s directors to approve the contract.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, other than as immediately described below, no director or executive officer of the Company or any of the Company’s subsidiaries, and no person or company who beneficially owns, directly or indirectly, or otherwise exercises control over more than 10% of the voting rights of the Company, or any proposed director, and no associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the Company’s three most recently completed financial years or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries within the three most recently completed financial years.

On December 30, 2019, A2ZAS entered into the Call Option Agreement with the Company’s Chief Executive Officer, Bentsur Joseph. See “Three Year History” for additional details.

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REGULATORY ACTIONS

No penalty or sanction has been imposed against the Company by a court relating to applicable securities legislation or by any securities regulatory authority, and the Company has not entered into any settlement agreement with any court relating to applicable securities legislation or with any securities regulatory authority. No other penalty or sanction has been imposed against the Company by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

LEGAL PROCEEDINGS

As of the date of this AIF, the Company is not aware of any existing or contemplated legal proceedings material to the Company, to which the Company is, or was, a party or of which any of its property is, as of the date of this AIF was subject.

INTERESTS OF EXPERTS

The Company’s auditors are BDO Ziv Haft. To the knowledge of the Company, as of the date hereof, the partners and employees of BDO Ziv Haft collectively own beneficially, directly or indirectly, none of the Common Shares.

TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is BDO Ziv Haft at its principal office in Tel Aviv, Israel.

The registrar and transfer agent of the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, as of date of this AIF, there are no material contracts which the Company has entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee including the text of the Audit Committee’s charter, composition of the Audit Committee and the fees paid to the external auditor. Accordingly, the Company provides the disclosure below with respect to its Audit Committee.

Audit Committee’s Charter

The text of the charter (the “Charter”) of the Audit Committee is reproduced as Exhibit “A”.

Composition of Audit Committee

The Audit Committee is comprised of Messrs. Rootenberg, Pashker and de Jongh. All of the members of the Audit Committee have been determined by the Board to be “independent” (as such term is defined in NI 52-110) and “financially literate” (as such term is defined in NI 52-110), having the ability to understand and critically evaluate the financial statements of the Company. The Board made this determination based on the experience of each Audit Committee member.

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Relevant Education and Experience

Alan Rootenberg, Chairman, has served on the board of directors since May 13, 2020. Mr. Rootenberg is a chartered professional accountant who has served as the Chief Financial Officer of a number of publicly traded companies listed on the TSX, TSXV, OTCBB and CSE. These companies include mineral exploration, mining, technology and companies in the cannabis industry. These companies are: BioHarvest Sciences Inc. (since November 2018); Eco (Atlantic) Oil & Gas Ltd. (since November 2011); Osino Resources Corp. (since June 2018); Empower Clinics Inc. (from August 2013 to May 2018).

Yonatan de Jongh has served on the board of directors since February 19, 2021. Yonatan de Jongh presently serves as Senior Manager of Revenues and Billing at DraftKings Inc. Mr. de Jongh holds a Bachelor and Master degree in Business Administration and Accounting from College of Management (Rishon Lezion, Israel) from 2015.

Shlomo Menachem Pashker

Shlomo Menachem Pashker is the chairman of Be’eer Izchak Charitable Foundation and a senior lecturer in Jewish law at an Israeli Institute of Higher Jewish Education.Audit Committee Oversight

At no time during the Company’s financial period from January 1, 2021 to December 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, BDO Ziv Haft) not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Committee, on a case-by-case basis.

Audit Fees

The table below summarizes the aggregate fees billed by auditors of the Company for professional services rendered in each of the last two fiscal years.

	Year Ended December 31, 2020	Year Ended December 31, 2021
Audit Fees(1)	$125,000	$158,000
Audit Related Fees(2)	$18,000	—
Tax Fees(3)	$13,000	$15,000
All Other Fees(4)	—	—
Total	$156,000	$173,500

Notes:

(1)	The aggregate fees billed in connection with the audit of the Company.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billing for tax compliance, tax advice and tax planning.

(4)	The aggregate fees billed for products and services provided by the auditors of the Company, other than as described above.

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ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management proxy circular of the Company’s most recent annual general meeting.

Additional financial information is provided in the Company’s audited annual financial statements and related management’s discussion and analysis for its most recently completed financial year ended December 31, 2021, copies of which can be found at www.sedar.com under the Company’s profile.

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EXHIBIT “A”

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s accounting and financial reporting processes and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.

Duties and Responsibilities

The authority delegated to the Committee is set forth below. The purposes, responsibilities and other provisions specified in this Charter are intended to serve as guidelines, and the Committee may act and establish policies and procedures that are consistent with these guidelines or are necessary or advisable, in its discretion, to carry out the intent of the Board in delegating such authority and to fulfill the responsibilities of the Committee hereunder. Nothing herein is intended to expand applicable standards of liability under Canadian or any U.S. state or federal law for directors of a corporation.

External Auditor

(a)	To be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company (subject, if applicable, to shareholder ratification). Each such accounting firm shall report directly to the Committee.

(b)	Review and ensure the independence of the external auditor by: (i) receiving from, and reviewing and discussing with, the external auditor, on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Company consistent with the applicable requirements of the Public Company Accounting Oversight Board; (ii) reviewing, and actively discussing with the Board, if necessary, and the independent auditor, on a periodic basis, any disclosed relationships or services, including non-audit services, between the independent auditor and the Company or any other disclosed relationships or services that may impact the objectivity and independence of the independent auditor; (iii) recommending, if necessary, that the Board take appropriate action to satisfy itself of the independent auditor’s independence; and (iv) ensuring that the lead or coordinating audit partner having primary responsibility for the audit, or the audit partner responsible for reviewing the is in compliance with the partner rotation requirements under applicable laws and rules.

(c)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

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(d)	To pre-approve the audit services and non-audit services (including the fees and terms thereof) to be provided by the Company’s external auditor pursuant to pre-approval policies and procedures established by the Committee

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company’s annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

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Oversight

(a)	To review the internal audit staff functions, including:

(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

(f)	Establish procedures for: (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review any complaints or concerns received pursuant to such procedures.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, all of which the Board has determined is “independent” as required under applicable securities rules or applicable stock exchange rules, including the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC promulgated thereunder, and the NASDAQ Rules.

(b)	No member of the Committee may have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries during the preceding three years. Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

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(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of fundamental financial statements including a balance sheet, an income statement and a cash flow statement).

(e)	At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that results in the member’s financial sophistication, in each case, consistent with the NASDAQ Rules. That individual shall also be an “audit committee financial expert” consistent with the SEC’s rules and regulations.

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be “independent” or “unrelated”.

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities but not less frequently than once every quarter. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have available appropriate funding from the Company as determined by the Committee for payment of: (i) compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

(h)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(i)	The Committee has the authority to communicate directly with the internal and external auditors.

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Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

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EXHIBIT “B”

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Bentsur Joseph	Not independent as he is an executive officer of the Company
Alan Rootenberg	Independent
Shlomo Menachem Pashker	Independent
Yonatan de Jongh	Independent

The participation of the directors and officers of the Company in other reporting issuers at the date of this AIF is described in the following table:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Gadi Levin	The INX Digital Company Inc.	CSE	CFO	July 2021	Present
	Briacell Therapeutics Corp.	NASDAQ / TSXV	CFO	July 2016	Present
	Eco (Atlantic) Oil & Gas Ltd	AIM / TSXV	Finance Director	December 2016	Present
	Vaxil Bio Ltd	TSXV / OTC	Director & CFO	July 2016	Present
	A2Z Smart Technologies Corp.	TSXV	CFO	April 2020	October 2021
	Clearmind Medicine Inc.	TSXV / OTCQX	Director	April 2020	September 2021
	Enthusiast Gaming Holdings Inc.	NASDAQ / TSXV	CFO	September 2018	August 2019
	DarioHealth	NASDAQ / OTC	CFO	2013	2015

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Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Alan Rootenberg	Solvbl Solutions Inc.	CSE	CFO	February 2021	Present
	A2Z Smart Technologies Corp.	TSXV	Director	May 2020	Present
	BioHarvest Sciences Inc.	CSE	CFO	November 2018	Present
	Cyntar Ventures Inc.	CSE	Director and CFO	December 2019	Present
	Eco (Atlantic) Oil & Gas Ltd	TSXV	CFO	November 2011	Present
	Osino Resources Corp.	TSXV	CFO	June 2018	March 2021
	Empower Clinics Inc.	CSE	CFO	August 2013	May 2018
Shlomo Menachem Pashker	None

Leadership of Independent Directors

The Board has determined, at this time, that there is not a need for a lead director that is independent. The Board took into consideration the operations of the Company and the size of the Board. The fact that there are only three independent directors allows them to work collaboratively to ensure proper independent leadership and oversight of the Company is achieved.

Board Meetings

For the year ended December 31, 2021, the attendance of directors at Board meetings was as follows:

Director	Number of meetings	Attendance
Bentsur Joseph	4	100%
Alan Rootenberg	4	100%
Yonatan de Jongh	4	100%
Shlomo Menachem Pashker(1)	Nil	0%

Note:

(1) Mr. Pashker was appointed to the Board on March 28, 2022.

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Board Mandate

The Board has not adopted formal policies and procedures for the delineation of its role and responsibilities. The Company’s Nominating and Corporate Governance committee is, inter alia, responsible for administering and overseeing all aspects of the Company’s corporate governance functions on behalf of the Board, and making recommendations to the Board regarding corporate governance issues and related policies for risk assessment and risk management.

Position Descriptions

The Board has not adopted formal policies and procedures for the chair and chair of each committee. The Company’s Nominating and Corporate Governance committee is, inter alia, responsible for administering and overseeing all aspects of the Company’s corporate governance functions on behalf of the Board; and making recommendations to the Board regarding corporate governance issues and related policies for risk assessment and risk management.

Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Ethical Business Conduct

The Board does not currently take any formal steps to encourage and promote a culture of ethics and business conduct. Directors and Officers of the Company are encouraged to conduct themselves and the business of the Company with the utmost honesty and integrity. Directors are also encouraged to consult with the Company’s professional advisors with respect to any issues related to ethical business conduct.

If a director has a material interest in any transaction or agreement that the Corporation proposes to enter into, such director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Board meeting concerning such matters and will be further precluded from voting on such matters.

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Nomination of Directors

The identification of potential candidates for nomination as directors of the Company is carried out by the Nominating and Corporate Governance Committee which provides recommendations to the Board. Additionally, all directors, are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Compensation

The compensation of directors and the CEO and CFO is determined based on the recommendations of the Compensation Committee to the Board. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Other Board Committees

The Board does not have any standing committees other than the Audit Committee, Nominating Committee and Compensation Committee.

Assessments

The Board as a whole assesses its performance, the performance of Board committees and the contribution of individual directors on an ongoing basis.

The Company allows any member of the Board to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of an outside advisor is subject to the approval by the Board as a whole.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not set director term limits, nor provided any formal mechanism of Board renewal. However, on a technical level, each director’s term ends no later than the next annual Shareholders’ meeting. The Company considers that a fixed term of office or a formal mechanism for Board renewal is not an efficient or appropriate manner to guarantee Board performance. In selecting candidates for composition of the Board, the Company favours the intrinsic qualities sought after in a director (whether male or female), such as management experience, leadership, career success, understanding of financial questions, knowledge of the Company, its business and industry, reputation, and complementarities with the other members of the Board and the management.

Policies Regarding the Representation of Women on the Board and Consideration of the Representation of Women in the Director and Officer Identification and Selection Process

The Company has not yet adopted a written policy relating to the identification and nomination of women directors and executive officer positions beyond the Nominating and Corporate governance Committee’s objective to nominate the most suited candidate regardless of gender.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Company has not adopted a specific number or percentage of women to join its Board.

Consideration Given to the Representation of Women in Board and Executive Officer Appointments

During the fiscal year ended December 31, 2021, the Company had one woman on the Board, representing 25% of the directors, and no women in any executive officer positions.

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